Accent Optical Technologies, Inc.
131 NW Hawthorne Avenue, Suite 207
Bend, Oregon 97701

October 25, 2004

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Peggy Fisher

Re:	Accent Optical Technologies, Inc. Withdrawal of Registration Statement on Form S-1, as amended File No. 333-113829

Ladies and Gentlemen:

     Accent Optical Technologies, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1, as amended, together with all exhibits thereto (File No. 333-113829). The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend at this time to commence the offering of shares contemplated in the Registration Statement. No shares of the Company’s common stock have been or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: “Withdrawal upon request of the registrant, the Commission consenting thereto.”

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at the above address, and to Neil Nathanson, Perkins Coie LLP, 1120 N.W. Couch Street, Tenth Floor, Portland, OR 97209.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call Neil Nathanson at (503) 727-2027.

Sincerely,

/s/ REID LANGRILL
Reid Langrill Chief Financial Officer

cc: Jay Mumford